The Other Web Inc
Profit and Loss
January - December 2023

		Total
Income		
Total Income		
Cost of Goods Sold		
5000 Cost of goods sold		
5001 Merchant Fees		65.56
Total 5000 Cost of goods sold	$	65.56
Total Cost of Goods Sold	$	65.56
Gross Profit	-$	65.56
Expenses		
6000 Sales & Marketing		
6010 Advertising		759.14
6012 Social media		54,926.81
6013 Website ads		4,284.06
Total 6010 Advertising	$	59,970.01
Total 6000 Sales & Marketing	$	59,970.01
7000 Payroll & Staff		
7010 Contract labor		112,303.21
7011 Design		11,522.26
7012 Engineering		111,895.98
7013 Recruiting		14,237.52
Total 7010 Contract labor	$	249,958.97
7014 PR-Marketing		19,175.00
7020 Payroll expenses		
7021 Salaries & wages		269,317.68
Total 7020 Payroll expenses	$	269,317.68
Total 7000 Payroll & Staff	$	538,451.65
8000 G&A		
8001 Legal Services		26,169.32
8003 Software & Apps		46,144.52
8004 Office Expense		1,934.32
8005 Travel		2,430.92
8009 Bank fees & service charges		159.00
Total 8000 G&A	$	76,838.08
Total Expenses	$	675,259.74
Net Operating Income	-$	675,325.30
Other Income		
9000 Other Misc Revenue		561.51
Total Other Income	$	561.51
Other Expenses		

9501 Interest Expense		267.69
Total Other Expenses	$	**267.69**
Net Other Income	$	**293.82**
Net Income	-$	**675,031.48**

Friday, Mar 15, 2024 02:41:57 PM GMT-7 - Accrual Basis